Filed by Superconductor Technologies Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Conductus, Inc. Commission File No.: 000-19915

MARKMAN RULING STRENGTHENS POSITIONS TAKEN BY
SUPERCONDUCTOR TECHNOLOGIES INC. AND CONDUCTUS, INC. IN “’215 PATENT”
DISPUTE, COMPANIES SAY

SANTA BARBARA AND SUNNYVALE, Calif., Oct. 31, 2002 — Superconductor Technologies Inc. (Nasdaq: SCON) (“STI”), the global leader in high-temperature superconducting (HTS) products for wireless applications, and Conductus, Inc. (Nasdaq: CDTS), a leading manufacturer of superconducting wireless systems today announced that they have received the results of the Markman Hearing relating to a patent infringement lawsuit.

“I believe the Markman ruling issued yesterday by the U.S. District Court in Delaware strengthens the position taken by STI in the “’215 Patent” lawsuit filed by a competitor against STI and Conductus,” said M. Peter Thomas, CEO and president of STI.

Last year, ISCO International Inc. filed a complaint in the U.S. District Court for the District of Delaware against STI and Conductus alleging that Conductus’ ClearSite product and STI’s SuperFilter product infringe ISCO’s U.S. Patent No. 6,263,215 (the “’215 Patent”). After conducting their own separate investigations into the allegations, STI and Conductus both filed responses denying ISCO’s allegations and seeking a formal declaration that the ‘215 patent is invalid, unenforceable and not infringed. Both STI and Conductus also filed various counterclaims against ISCO including claims for unfair competition. The trial is scheduled for March 17, 2003.

On October 15, 2002, the Hon. Gregory M. Sleet of the U.S. District Court conducted a Markman hearing and heard oral arguments from all parties. The purpose of a Markman hearing is to establish the scope of the patent claims and how the patent terms are construed or defined.

“We have been confident all along that we expect to prevail and that we do not infringe any valid claim,” Thomas said. Charles E. Shalvoy, President and CEO of Conductus added, “Both STI and Conductus believe the results of this Markman ruling strengthen our case for non-infringement, invalidity and unenforceability. We are pleased with these results and re-affirm our view with respect to the litigation.”

Earlier this month, STI announced that it would merge with Conductus, Inc. (NASDAQ: CDTS), combining the talents, technologies and assets of the two pioneers of commercial wireless and government applications of superconducting technology. The merger is expected to close by Dec. 31, 2002. The new entity would retain the STI name.

About Superconductor Technologies Inc.
Superconductor Technologies Inc., headquartered in Santa Barbara, CA, is the global leader in developing, manufacturing, and marketing superconducting products for wireless networks. STI’s SuperLink™ Solutions are proven to increase capacity utilization, lower dropped and blocked calls, extend coverage, and enable higher wireless transmission data rates. SuperFilter®, the company’s flagship product in the SuperLink Rx product line, incorporates patented high-temperature superconductor (HTS) technology to create a cryogenic receiver front-end (CRFE) used by wireless operators to enhance network performance while reducing capital and operating costs.

More than 1,700 SuperFilter Systems have been deployed worldwide, logging in excess of 20 million hours of cumulative operation. In 2002, STI was named one of Deloitte & Touche’s prestigious “Technology Fast 50” companies for the Los Angeles area, a ranking of the 50 fastest-growing technology companies in the area.

About Conductus, Inc.
Conductus, Inc., founded in 1987 and based in Sunnyvale, California, develops, manufactures and markets electronic components and systems based on superconductors for applications in the worldwide telecommunications market. For many applications, the unique properties of superconductors offer significant performance advantages over products based on conventional copper electronic components. These advantages can provide improved price/performance at the system level because of enhanced sensitivity and efficiency as well as reduced size and weight.

STI will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on SEC Form S-4 containing a joint STI/Conductus proxy statement and an STI prospectus. The proxy statement will be sent to the stockholders of STI and Conductus seeking their approval of the proposed transaction. We urge investors to read these documents because they will contain important information. Investors will be able to obtain these documents free of charge at the SEC’s website (http://www.sec.gov) after they are filed. These documents may also be obtained free of charge by directing a request to Superconductor Technologies Inc., Chief Financial Officer, 460 Ward Drive, Santa Barbara, CA 93111, telephone (805) 690-4500.

STI, Conductus and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of STI and their ownership of STI’s common stock is set forth in the proxy statement for STI’s 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 4, 2002. Information about the directors and executive officers of Conductus and their ownership of Conductus common stock is set forth in the proxy statement for Conductus’ 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on April 16, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

SuperFilter and SuperLink are trademarks or registered trademarks of Superconductor Technologies Inc. in the United States and in other countries. For information about STI, please visit www.suptech.com.

ClearSite is a registered trademark of Conductus, Inc. in the United States and in other countries. For information about Conductus please visit www.conductus.com.

Safe Harbor Statement
The press release contains forward-looking statements made in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, STI’s and Conductus’ views on the outcome of the patent litigation with ISCO International, the expected closing date of the merger, future commercial revenues, market growth, capital requirements, new product introductions, and are generally identified by phrases such as “thinks,’’ “anticipates,’’ “believes,’’ “estimates,’’ “expects,’’ “intends,’’ “plans,’’ and similar words. Forward-looking statements are inherently subject to uncertainties and other factors, which could cause actual results to differ materially from the forward-looking statements. These factors and uncertainties include: STI’s or Conductus’ ability to expand their operations to meet anticipated product demands; the ability of STI’s or Conductus’ products to achieve anticipated benefits for its customers; the anticipated growth of STI’s and Conductus’ target markets; unanticipated delays in shipments to customers; STI’s and Conductus’ ability to achieve profitability; the uncertainties of litigation and the outcome of the patent litigation with ISCO International. STI and Conductus each refer interested persons to their most recent Annual Reports on Forms 10-K and their other SEC filings for a description of additional uncertainties and factors that may affect forward-looking statements. Forward-looking statements are based on information presently available to senior management, and neither STI nor Conductus has assumed any duty to update any forward-looking statements.

Contacts:
STI Martin McDermut Chief Financial Officer Mmcdermut@suptech.com (805) 690-4500	Investor relations contact: Lillian Armstrong Lippert/Heilshorn & Associates lillian@lhai-sf.com (415) 433-3777

Conductus Ron Wilderink Chief Financial Officer Ron.wilderink@conductus.com (408) 523-9950	Investor relations contact Charles Messman MKR Group, LLC tkehrli@mkr-group.com (626) 395-9500

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